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Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Manchester United plc
Registration Statement on Form F-3
Filed on September 18, 2013
File No. 333-191225

Dear Ms. Nguyen:

We are in receipt of the letter dated October 8, 2013 from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form F-3 (as it may be amended or supplemented, the “Registration Statement”).  We are responding to the Staff’s comments on behalf of Manchester United plc (the “Company”) as set forth below.  Simultaneously with the filing of this letter, the Company is filing (via EDGAR) an exhibit-only amendment to the Registration Statement (“Amendment No. 1”), which reflects changes made to respond to the Staff’s comments.  Courtesy copies of this letter and Amendment No. 1 are being submitted to the Staff supplementally.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the letter dated October 8, 2013 from the Staff.  All terms used but not defined herein have the meanings assigned to such terms in Amendment No. 1.  For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

In preparing this response letter, we and the Company have tried to explain both the reasons behind the responses and the revisions made to the Registration Statement.  We hope this will facilitate your review of Amendment No. 1.

In addition, the Company hereby informs the Staff that it will not request acceleration of the effective date of the Registration Statement until the Company files its Annual Report on Form 20-F for the year ended June 30, 2013 in order to satisfy the requirements of Rule 3-12 of Regulation S-X.

General

1.             Please confirm that in connection with any future offerings of securities pursuant to this registration statement you will file unqualified opinions of counsel no later than the closing date of the offering of securities covered by the registration statement.

Response:

The Company notes the Staff’s comment and confirms that in connection with any future offerings of securities pursuant to the Registration Statement it will file unqualified opinions of counsel no later than the closing date of the offering of securities covered by the Registration Statement.

Plan of Distribution, page 32

2.             Please revise this section to state that the selling shareholders may be deemed underwriters.

Response:

The Company notes the Staff’s comment and will revise its disclosure in a pre-effective amendment to the Registration Statement to state that the selling shareholders may be deemed underwriters.

Exhibit 5.1

3.             Refer to the opinion on page 2. We note the concluding language “will be recognised as having been.” Please have counsel delete the language “recognised as having been” or, alternatively, please have counsel advise why such language is necessary to its opinion.

Response:

In response to the Staff’s comment, the Company’s Cayman Islands counsel has revised its opinion filed as Exhibit 5.1 to Amendment No. 1 to delete the language “recognized as having been.”

4.             Refer to the opinion on page 2. We note that the opinion is subject to a number of qualifications. We also note that the 23,019,033 Class A ordinary shares to be offered by the selling shareholders are issued and outstanding. Please have counsel revise its opinion to opine that the Class A ordinary shares to be offered by the selling shareholders are legally issued, fully paid and non-assessable. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19 dated October 14, 2011 for further guidance.

Response:

In response to the Staff’s comment, the Company’s Cayman Islands counsel has revised its opinion filed as Exhibit 5.1 to Amendment No. 1 accordingly.

5.             Refer to the assumptions contained on Schedule 2. Please have counsel revise the assumptions contained in paragraphs 3 and 5 to carve out the Class A ordinary shares to be offered by the selling shareholders. We note that such shares are issued and outstanding.

Response:

In response to the Staff’s comment, the Company’s Cayman Islands counsel has revised its opinion filed as Exhibit 5.1 to Amendment No. 1 accordingly.

Exhibit 5.2

6.             Please refer to the last paragraph on page 2. Please have counsel delete clauses (iv)(e) and (iv)(f) or, alternatively, please have counsel advise why such qualifications are necessary to its opinions that the securities will be legally valid and binding obligations of the company.

Response:

In response to the Staff’s comment, the Company’s counsel has revised its opinion filed as Exhibit 5.2 to Amendment No. 1 to delete clauses (iv)(e) and (iv)(f).

***

If you have any questions regarding the foregoing, please contact Marc D. Jaffe at (212) 906-1281 or marc.jaffe@lw.com, Ian D. Schuman at (212) 906-1894 or ian.schuman@lw.com or Alexander F. Cohen at (202) 637-2284 or alexander.cohen@lw.com.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc:        Donald E. Field, Securities and Exchange Commission

Joel Glazer, Manchester United plc

Edward Woodward, Manchester United plc

Ian D. Schuman, Esq., Latham & Watkins LLP

Alexander F. Cohen, Esq., Latham & Watkins LLP

Mitchell S. Nusbaum, Esq., Woods Oviatt Gilman LLP

Christopher R. Rodi, Esq., Woods Oviatt Gilman LLP

Jennifer Harper, PricewaterhouseCoopers LLP